NEWS RELEASE

June 23, 2011	Release 08-2011

WESTERN COPPER ANNOUNCES INTENTION TO SPIN OUT ASSETS TO SHAREHOLDERS

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; NYSE Amex:WRN) is pleased to announce that its Board of Directors has unanimously approved a proposal to undertake a spin-out transaction that would reorganize the business and capital structure of the Company into three separate public companies to allow Western Copper to focus on the development of its flagship Casino copper/gold/silver/molybdenum project.

Pursuant to the proposed transaction, the Company will incorporate two new subsidiaries to be named at a later date:

  SpinCo. A to which the Company will transfer 100% of its interest in the Carmacks Copper Project located in the Yukon Territory, Canada, as well as the Redstone Project located in the Northwest Territories, Canada; and
  SpinCo. B to which the Company will transfer 100% of its interest in the Island Copper Project located on Northern Vancouver Island, British Columbia, Canada.

In addition to the transfer of the properties, the Company intends to provide each new company with its initial working capital.

It is intended that as part of the reorganization, the Company’s current shareholders will receive shares of both Spin Co. A and Spin Co. B in proportion to their shareholdings in Western Copper. The proposed transaction will be completed by way of a Plan of Arrangement to be completed under the Business Corporations Act (British Columbia) (the “Proposed Arrangement”). The Company intends to apply for a listing of the common shares of each of SpinCo. A and SpinCo. B on either the Toronto Stock Exchange (“TSX”) or the TSX Venture Exchange (“TSX.V”).

The Proposed Arrangement remains conditional on the approval of final documentation by the Board of Directors of Western Copper, the approval of the Proposed Arrangement and the listing of the shares of SpinCo. A and SpinCo. B by the TSX or TSX.V (as applicable), the approval of the shareholders of Western Copper, and the approval of the Supreme Court of British Columbia, amongst other things.

Additional details of the Proposed Arrangement will follow upon completion of definitive documentation and will be described in detail in the information circular to be mailed to shareholders of Western Copper in connection with the Company's special meeting expected to take place in Q3 or Q4 2011 at which approval by the Company's shareholders of the Proposed Arrangement will be sought.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver-based exploration and development company with properties containing significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Casino Project and the Carmacks Copper Project, both located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncoppercorp.com.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the Proposed Arrangement and the expected structure thereof; anticipated shareholder, court and regulatory approvals. All forward-looking statements and information are based on Western Copper's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that shareholder and court approvals to the Proposed Arrangement will be obtained in a timely manner, and that regulatory approvals will be available on acceptable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com